SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  13 December 2013

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Total Voting Rights dated 02 December 2013
99.2	Directorate Change dated 06 December 2013

Exhibit 99.1

InterContinental Hotels Group PLC (the "Company")

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company advises the market of the following:

As at 1 December 2013, the Company's issued share capital consists of 268,929,217 ordinary shares of 14 194/329 pence each with voting rights.

The Company holds 9,773,912 ordinary shares in Treasury.

Therefore the total number of voting rights in the Company is 259,155,305.

The above figure, 259,155,305 may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
SVP, Deputy Company Secretary & Head of Corporate Legal

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey):   +44 (0)1895 512 000

Exhibit 99.2

TOM SINGER TO STEP DOWN AS GROUP CHIEF FINANCIAL OFFICER

6 December 2013 - InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] today announces that Tom Singer will step down from the Board and his role as Chief Financial Officer on 1 January 2014. He will be succeeded by Paul Edgecliffe-Johnson, who joined IHG in August 2004 and has held a number of senior positions, most recently as Chief Financial Officer of IHG's Europe and Asia, Middle East & Africa regions. Paul will take up his new position and become a member of IHG's Board and Executive Committee on 1 January 2014.

Patrick Cescau, Chairman of IHG commented:

"I want to thank Tom for his contribution to the success of IHG as Chief Financial Officer and his role as a valued Board member during his time with us. I am pleased to welcome Paul Edgecliffe-Johnson to the Board which shows the strength and depth of our management team, demonstrating our robust succession planning and our ability to promote from within."

Richard Solomons, Chief Executive Officer of IHG commented:

"Tom has been strong support to me and to the business as we have continued to execute our asset light strategy and drive superior returns for shareholders. om has played a key role in supporting our financial success and I wish him the very best for the future.

Paul brings a breadth of experience across a number of senior roles at IHG and has a proven track record of delivering excellent results. I look forward to working with him in his new role."

Tom Singer, Chief Financial Officer commented:

"I have greatly enjoyed my time at IHG and have valued the opportunity to work with such a talented team, including Paul, who has been a great colleague and who has an in-depth knowledge of IHG. I leave confident in the knowledge that there is continuity in the leadership of the team and that my work has helped ensure IHG is well positioned for future growth."

ENDS

Notes to Editors

Tom Singer - Biography
Tom joined IHG's Executive Committee and main Board in September 2011. From May 2008, he was Group Finance Director and a main Board member at BUPA, a leading provider of private health care insurance and health care services. Prior to joining BUPA, Tom was with William Hill for five years, first as Group Finance Director and then as Chief Operating Officer. While there he took the private equity-owned business public. He has also been Finance Director and a main board director at Moss Bros PLC and has held managerial positions with McKinsey & Company, where he spent five years and Price Waterhouse working in both London and New York.

Tom is a qualified Chartered Accountant and holds a BSC (Hons) in Economics & Accounting from the University of Bristol.

Paul Edgecliffe-Johnson - Biography

Paul is currently Chief Financial Officer of IHG's Europe and Asia, Middle East & Africa regions, a position he has held since September 2011. He is a member of the Regional Operating Committees in both regions.

He joined IHG in August 2004 and has since held a number of senior level finance positions including Head of Investor Relations, Head of Global Corporate Finance, Financial Planning & Tax and Chief Financial Officer, Europe, Middle East & Africa and Head of Hotel Development, Europe. He also acted as Interim CEO of Europe, Middle East and Africa.

Paul joined IHG from PricewaterhouseCoopers where he was Senior Manager for Private Equity Tax Structuring. He previously spent 7 years working within Corporate Finance at HSBC Investment Bank. Whilst at HSBC, Paul advised a wide range of multinational companies on equity and debt fund raisings, mergers and acquisitions and joint ventures.

Paul has a law degree from the University of Southampton, he is a fellow of the Institute of Chartered Accountants and is a member of the Association of Corporate Treasurers.

For further information please contact:

Investor Relations (Catherine Dolton, Isabel Green)                          +44 (0)1895 512216

Media Relations (Yasmin Diamond, Zoe Bird)                                     +44 (0) 1895 512008

About IHG

IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of nine hotel brands, including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, EVEN™ Hotels and HUALUXE™ Hotels & Resorts.

IHG manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with over 76 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet for Elites across all hotels, globally.

IHG franchises, leases, manages or owns over 4,600 hotels and 679,000 guest rooms in nearly 100 countries and territories. With more than 1,000 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit ww.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	13 December 2013